October 7, 2005

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Portland General Electric Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 11, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, and June 30, 2005

File No. 1-5532-99

Dear Mr. Allegretto:

We have reviewed the comments related to your review of Portland General Electric Company's Form 10-K for the year 2004 and Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, contained in your letter of September 27, 2005. Following are PGE's responses to each of your comments.

Form 10-K for Fiscal Year Ended December 31, 2004

Regulatory Assets and Liabilities, page 88

  Given your stated inability to achieve your allowed rate of return on equity, denied rate recoveries of replacement power costs, market pricing for electricity, and a general resistance to rate increases by the OPUC, please tell us what consideration you gave to the continued applicability of paragraph 5 of SFAS no. 71 to your regulated operations. Please ensure your response contains the factors that management and its independent auditors considered when determining that continued applicability of SFAS no. 71 was appropriate. Please specifically address the effect of the retail customer choice program on your analysis of whether you have a separable portion of your business that should be subjected to EITF 97-4. Also, please include a history of your requests for additional revenue as well as the history of rate increases/decreases by class of customers since your last general rate case. Finally, please tell us your next anticipated filing date for a general rate case.

Response

The effects of rate regulation are reflected in PGE's financial statements in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. Paragraph 5 of SFAS No. 71 lists three criteria (summarized below) which must exist in order to recognize certain assets and liabilities (termed "regulatory assets" and "regulatory liabilities"). We evaluate at least annually, and more frequently if facts or circumstances change, whether PGE should continue to apply the provisions of SFAS No. 71. As PGE continues to meet each of these criteria, such assets and liabilities are recognized in the Company's financial statements.

1. Rates for regulated services provided to customers are established by or subject to approval by an independent, third-party regulator.

PGE is subject to the jurisdiction of the Public Utility Commission of Oregon (OPUC), comprised of three members appointed by Oregon's governor. The OPUC approves PGE's retail prices and establishes conditions of utility service, ensuring that they are fair, non-discriminatory, and provide the Company an opportunity to earn a fair return on its investment, as required by Oregon law.

2. The regulated rates are designed to recover the specific Company's cost of providing the regulated services.

PGE's retail rates, as authorized by the OPUC, are designed to recover capitalized and ongoing costs associated with generation, transmission and distribution assets used to provide regulated service to customers. Oregon law (ORS 756.040) grants the OPUC authority to obtain for customers "adequate service at fair and reasonable rates" that provide adequate revenue both for operating expenses and capital costs of the utility, with an investment return that is commensurate with the corresponding risk and sufficient to ensure confidence in the financial integrity of the utility that allows it to maintain its credit and attract capital.

The OPUC approves tariffs and retail revenue requirements for Oregon utilities based upon the cost to serve retail customers, using a forecasted test year and the original cost of its accumulated investment in utility assets less accumulated depreciation ("rate base"). Although changes in such rates are subject to a formal ratemaking process, it is expected that the OPUC will continue to recognize all prudently-incurred costs and authorize rates that allow for the recovery of such costs, including an allowed rate of return on rate base. PGE's last general rate case decision in 2001, for the 2002 test period, was based upon this cost-of-service model.

In PGE's last general rate case, the OPUC approved a new Resource Valuation Mechanism (RVM) process by which base rates are adjusted annually for changes in projected power costs, including company generation and power purchase contracts, used to meet retail load requirements. The RVM utilizes a combination of market prices and the cost of the Company's resources to establish power costs and set prices for energy services, with approved price adjustments effective at the beginning of each succeeding calendar year. The initial RVM price adjustment became effective on January 1, 2003, with further adjustments effective on January 1st of 2004 and 2005; adjustments for the year 2006 are currently being finalized.

The RVM has enabled the Company to adjust customer prices on a more timely basis to reflect the forecasted variable cost of power for the following year. However, since retail prices are set on an annual basis, intra year fluctuations in energy sales, hydro output, plant availability, and power and fuel prices can impact the Company's earnings. In this regard, the Company has been working extensively with the OPUC Staff and other parties to develop a mechanism that would allow rate adjustments reflecting changes in intra year power costs caused by variations in hydro conditions, natural gas prices, and other factors during calendar years 2005 and 2006. Although a stipulation has been reached with the OPUC Staff, two major customer interest groups oppose the stipulation. An OPUC decision is expected by year-end 2005.

PGE continues to evaluate the need to align its general rate structure to sufficiently cover its operating costs. If there are significant variations between costs and retail rates, the Company will file (or the OPUC will request that the Company file) a general rate case to change its retail rates to more closely align with its operating costs. PGE is in the process of preparing a general rate case for consideration by the OPUC, which it currently plans to file in the first quarter of 2006.

3. In view of the demand for the regulated service and level of competition, it is reasonable to assume that rates can be charged to and collected from customers at levels that will recover the Company's costs.

PGE conducts retail electric operations exclusively in Oregon as a single integrated electric utility within a state-approved service area of approximately 4,000 square miles that includes 52 incorporated cities and a population of approximately 1.5 million (43% of the state's population). Growth in the number of retail customers has averaged about 10,000 over each of the last five years, and at December 31, 2004, PGE served approximately 767,000 retail customers. Although there is competition from alternative fuel suppliers of oil and natural gas in the residential and commercial space and water heating market, there is no retail competition from other electricity providers, other than that related to the state's customer choice program, as described below.

In 2002, Oregon implemented a partial electric customer choice program that provides commercial and industrial customers direct access to energy service suppliers as well as market price options. Stranded costs are not an issue here since the program further provides for a transition adjustment for non-residential customers that choose to purchase energy at market prices from investor-owned utilities or from energy service suppliers. Such charges and credits reflect the above-market or below-market costs, respectively, of energy resources owned or purchased by the utility and are designed to ensure that such costs or benefits do not unfairly shift to the utility's remaining energy customers. Under this program, PGE remains obligated to provide full ("bundled") service to all of its customers.

Since the program's implementation, participation has been limited. In 2004, seven customers were served by alternative energy suppliers, comprising approximately 4% of PGE's total retail load. PGE continues to deliver energy to these customers in return for unbundled transmission and distribution service charges that are set by the Federal Energy Regulatory Commission and the OPUC. A total of 46 commercial and industrial customers received service under PGE-supplied market price options in 2004, comprising less than 3% of total retail load. In 2005, participation in market price options comprises less than 1% of retail load. At this time, the large majority of PGE's customers continue to take service under rate tariffs determined by the cost of service. As a result, Oregon's customer choice program has not had a material impact on the Company's regulated operations and would, therefore, not be considered a separable portion of PGE's regulated retail business subject to the guidance of EITF Issue 97-4, Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 and No. 101. Changes in demand and level of competition for PGE's regulated services have not materially impacted the Company's ability to recover its costs through regulation.

Following is a history of annualized rate changes by class of customer since PGE's last general rate case that authorized retail price changes effective on October 1, 2001. Changes made on January 1 were related primarily to the Company's RVM, as described above. The July 1, 2003 change related to the recovery of amounts deferred under a Power Cost Adjustment mechanism covering the period October 2001 through December 2002, which were fully collected by the end of 2004.

Annualized Change in Revenues

Class	Jan 1, 2003	July 1, 2003	Jan 1, 2004	Jan 1, 2005
Residential	$(11,289,107)	$ 2,048,475	$11,074,259	$ 1,933,955
Small Non-residential	(10,686,028)	537,728	3,121,884	(828,827)
Large Non-residential	(74,460,904)	10,560,065	(10,506,160)	16,150,070
Other (Street lighting, etc)	(2,328,470)	71,899	630,433	(61,048)
Total	$(98,764,509)	$13,218,167	$ 4,320,416	$17,194,150

Annualized Percent Change in Revenues

Class	Jan 1, 2003	July 1, 2003	Jan 1, 2004	Jan 1, 2005
Residential	(2.0%)	0.4%	1.9%	0.3%
Small Non-residential	(9.0%)	0.5%	2.8%	(0.7%)
Large Non-residential	(11.8%)	1.9%	(2.3%)	3.3%
Other (Street lighting, etc)	(4.0%)	0.2%	1.9%	(0.2%)
Average Change	(7.2%)	1.0%	0.4%	1.4%

As previously indicated, further rate changes related to the RVM will become effective on January 1, 2006 and a general rate case is currently being prepared for filing with the OPUC in the first quarter of 2006, with changes in base rates expected to become effective in 2007.

PGE Position

As discussed above, PGE believes that it continues to meet the requirements of SFAS No. 71, and will therefore continue to reflect the effects of rate regulation, including the recognition of regulatory assets and regulatory liabilities supported by OPUC accounting orders, in its financial statements. The Company meets each of the criteria for recognition outlined in SFAS No. 71 and expects to continue to fully recover its regulatory assets, and refund its regulatory liabilities, through retail customer rates.

  Please tell us what the authorized cost of capital of 9.083 represents and contrast it with your allowed rate of return.

  Response

  The authorized cost of capital is the rate of return that PGE is allowed to earn on its rate base as approved by the OPUC. It represents the weighted average cost of the Company's Long Term Debt, Preferred Stock, and Common Equity. In the OPUC's 2001 general rate order, PGE's authorized cost of capital is 9.083%, calculated as follows:

Capital Component	Ratio	Cost	Weighted Cost
Long Term Debt	46.32%	7.508%	3.478%
Preferred Stock	1.53%	8.432%	0.129%
Common Equity	52.16%	10.500%	5.476%
Total	100.00%		9.083%

  PGE's retail rates are set so that if a calendar year's costs and revenues perfectly matched those in the test year, the Company would recover its authorized cost of capital. To the extent that PGE's actual costs and/or revenues do not match those forecasted for the test year, the Company's actual rate of return will be higher or lower than authorized.

  Note 10, Legal and Environmental Matters, page 109

  Your existing disclosure suggests the claim relating to the Potential Plaintiffs is neither estimable nor susceptible to a probability assessment of remote, reasonably likely or likely as those terms are used in SFAS no. 5. If our understanding is incorrect, please clarify it. If this contingency is other than remote but you cannot estimate a range, please disclose the maximum exposure you may have in the event of an adverse ruling. Finally, we note no new information from what was reported in your financial statements for the year ended December 31, 2004; please supplementally confirm this is the case. Note the requirement to include updates to this information, as they occur, in your quarterly filings.

Response

You are correct in your understanding that the potential claim is neither estimable nor susceptible to a probability assessment under SFAS No. 5, Accounting for Contingencies.

Under Oregon Rules of Civil Procedure, a claimant in a class action for damages is required to notify the potential defendant of the alleged cause of action at least thirty (30) days prior to filing the lawsuit. There is no requirement as to the time the lawsuit must be filed following the 30-day notice period. PGE received the notice on February 14, 2005, but has received no notice that a lawsuit has been filed. As a result, PGE is unable to evaluate the potential claim.

PGE believes that the notice relates to the same alleged injury and alleged wrong stated in two class actions (Dreyer, Gearhart and Kafoury Bros LLC v. PGE and Morgan v. PGE) currently pending before the Oregon Supreme Court on PGE's Writ of Mandamus, in which the plaintiffs have alleged damages totaling $260 million. In addition to these class actions, the same issues of liability and damages are before the OPUC.

Since there is no lawsuit that specifies an amount of damages, and due to the relationship of the allegations in the notice to the pending court and OPUC proceedings, it is not currently possible for PGE to estimate either a range or a maximum exposure. As a result, PGE has disclosed the statement in the notice that the plaintiffs allege unlawful charges in excess of $100 million.

There has been no new information to report on this matter from that reported in PGE's Form 10-K for the year 2004. Although this was not indicated in the Company's Form 10-Q for the quarter ended March 31, 2005, PGE's Form 10-Q for the quarter ended June 30, 2005 indicated that "No action has been filed to date." We will continue to include updates in future report filings, as required, or indicate that there was no activity during the reporting period.

Conclusion

Based on the foregoing, we do not believe that the comments raised require the amendment of any previously filed reports. We will consider the Staff's concerns in future filings with the Commission if the facts related to the matters raised in the Staff's comments change. Should you have any questions or need further information regarding our responses to your comments, please let us know.

Acknowledgments

As you have requested in your letter, we hereby acknowledge the following in connection with our responses to your comments:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and,
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James J. Piro
James J. Piro
Executive Vice President, Finance Chief Financial Officer and Treasurer